Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

DRAGON VICTORY INTERNATIONAL LIMITED

(Name of Issuer)

Ordinary Share, $0.0001 par value

(Title of Class of Securities)

G28365 107
(CUSIP Number)

Limin Liu

Room 1803, Yintai International Building, Kejiguan Road,

Binjiang District, Hangzhou, Zhejiang Province, China

+86-571-82213772

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. G28365 107

(1)	Name of Reporting Persons: Hong Limited
S.S. or I.R.S. Identification Nos. of above persons: N/A

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 1,745,594

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 1,745,594

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,745,594

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11):
12.5%

(14)	Type of Reporting Person (See Instructions): CO

(1)	Percentage calculated based on 13,950,656 ordinary shares of the Issuer outstanding as of April 13, 2021.

CUSIP No. G28365 107

(1)	Name of Reporting Persons: Hongyu Zhang
S.S. or I.R.S. Identification Nos. of above persons: N/A

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: P.R. China

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 1,745,594

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 1,745,594

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,745,594

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11):
12.5%

(14)	Type of Reporting Person (See Instructions): IN

(1)	Percentage calculated based on 13,950,656 ordinary shares of the Issuer outstanding as of April 13, 2021.

Explanatory Note

This Amendment No. 1 (this “Amendment”) relates to the statement on Schedule 13D (the “Schedule 13D”) filed on June 21, 2019 by the Reporting Persons, with respect to the ordinary shares, $0.0001 par value (the “Ordinary Shares”) of Dragon Victory International Limited (the “Issuer” or “Dragon Victory”). Except as disclosed in and expressly amended by this Amendment, all information set forth in the Schedule 13D is hereby unaffected. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

This Amendment is being filed to report a decrease in the Reporting Persons’ beneficial ownership percentage due to the sale of Ordinary Shares by the Reporting Persons.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in as follows:

This Amendment relates to Ordinary Shares of the Issuer. As of the date of this Amendment, the Issuer has 13,950,656 Ordinary Shares issued and outstanding. The principal executive offices of the Issuer are located at Room 1803, Yintai International Building, Kejiguan Road, Binjiang District, Hangzhou, Zhejiang Province, China.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	Hong Limited is controlled by Mr. Hongyu Zhang. Hong Limited and Mr. Hongyu Zhang are referred to collectively as the “Reporting Persons.” Hong Limited is the holder of record of approximately 12.5% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of April 13, 2021. Mr. Zhang beneficially hold approximately 12.5% of the Issuer’s outstanding Ordinary Shares through his 100% ownership of Hong Limited.

(b)	The address of the principal business and principal office of Hong Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The residential address of Mr. Zhang is Room 2801 Unit 1 Block 7, Guanlan Biguiyuan Haoyuan, Gaoerfu Dadao Nan, Tangxia, Dongguan, Guangdong, PRC.

(c)	The principal business of Hong Limited is to act as an investment holding company. Mr. Zhang is the sole director of Hong Limited.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Hong Limited is a British Virgin Islands company. Mr. Hongyu Zhang is a citizen of P.R. China.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On June 7, 2019, pursuant to a certain share purchase agreement, Honesty Heart Limited sold to Hong Limited 746,351 Ordinary Shares at an aggregate purchase price of US$1,119,527 in cash payment. On June 7, 2019, pursuant to a certain share purchase agreement, CYN Cherish Capital Limited sold to Hong Limited 438,000 Ordinary Shares at an aggregate purchase price of US$657,000 in cash payment. On June 7, 2019, pursuant to a certain share purchase agreement, Tianlai Xie sold to Hong Limited 90,000 Ordinary Shares at an aggregate purchase price of US$135,000 in cash payment.

On January 29, 2021, Hong Limited entered into certain share purchase agreements with seven individuals as provided in the table below, pursuant to which Hong Limited agreed to sell an aggregate of 1,478,757 Ordinary Shares at an aggregate purchase price of US$2,957,514 in cash payments.

Purchaser	Number of Ordinary Shares	Purchase Price
Bo Sun	200,000	$400,000
Fang Chen	455,900	$911,800
Jincai Chen	140,000	$280,000
Wensheng Qin	300,000	$600,000
Xiaomeng Li	55,357	$110,714
Yang Lin	300,000	$600,000
Yubo Fang	27,500	$55,000
Total:	1,478,757	$2,957,514

The aforementioned sale of Ordinary Shares by Hong Limited had a purchase price of US$2.00 per share and the transactions were closed on April 13, 2021.

As a result of the above mentioned transactions, the Reporting Persons currently beneficially owns 12.5% Ordinary Shares of the Issuer.

The Ordinary Shares owned by the Report Persons have been acquired for investment purposes. The Reporting Person may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Except as set forth in this Item 4, neither Mr. Zhang nor Hong Limited, has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Hong Limited may, at any time and from time to time, formulate other purposes, plans, or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Persons is based upon a total of 13,950,656 Ordinary Shares of the Issuer outstanding as of April 13, 2021. The Reporting Persons beneficially own 1,745,594 Ordinary Shares, representing approximately 12.5% issued and outstanding Ordinary Shares of the Issuer.

(b)	Hong Limited is the direct beneficial owner of 1,745,594 Ordinary Shares. Mr. Hongyu Zhang, by virtue of being the sole shareholder of Hong Limited, may be deemed to possess indirect beneficial ownership of 1,745,594 Ordinary Shares. As such, Mr. Hongyu Zhang has indirect, sole voting power and indirect, sole dispositive power with respect to the 1,745,594 Ordinary Shares.

(c)	Other than as described herein, the Reporting Persons have not effected any transactions in Ordinary Shares during the 60 days preceding the date of this report.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Other than as described in this Amendment, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit 99.3	Form of Share Purchase Agreement and a schedule of all executed Share Purchase Agreements adopting the same form

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2021

Hong Limited

By:	/s/ Hongyu Zhang
Name:	Hongyu Zhang
Title:	Sole Director

/s/ Hongyu Zhang
Hongyu Zhang